SONS OF GWALIA LTD
ABN 46 008 994 287

02 FEB 15 AM 8:10

GWALIA

FILE NBR 82-1039

PKL:KS:02.016
17 January 2002

Mr Samuel Wolff
Special Counsel
Securities & Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Washington DC, 20549
U.S.A.

02015152

SUPPL

Dear Sir

In accordance with Rule 12g3-2(b) of the Securities Exchange Act, we enclose herewith the following, which have been released to the Australian Stock Exchange:

- Quarterly report issued for the three months ending 31 December 2001.
- Media Release issued in conjunction with the Quarterly Report, dated 17 January 2002.

Yours faithfully

for PETER LALOR
EXECUTIVE CHAIRMAN

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

cc: Jo Ann R Ward
Citibank NA
New York

Encl

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel (61-8) 9263 5555 Fax (61-8) 9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au

02 FEB 15 8:1

REPORT ON ACTIVITIES
For The Quarter Ended 31 December 2001

GWALIA

HIGHLIGHTS

CORPORATE

- The acquisition of PacMin Mining Corporation Ltd ("PacMin") was completed. Combined Balance Sheet restructuring is progressing to plan.
- Final documentation of US$50 million private note placement as part of long term debt restructure expected to be signed by end of January 2002.
- Successful completion of A$100 million share placement.
- 44% of shareholders take up Share Purchase Plan raising $15.7 million.

GOLD

- Gold production of 162,742 fine ounces for the quarter equivalent to annualised gold production of in excess of 600,000 ounces per annum.
- Technical studies confirm potential for development of Marvel Loch Underground with June 2002 quarter targeted for commencement.
- Laverton Resource development programme continues with Deep South Inferred Resource of 0.7Mt at 4.0g/t for 90,000 ounces of gold.
- At Southern Cross, Cornishman operation approved for March quarter development to extract 750,000 tonnes at 3.5g/t. Drilling indicates further extensions to mine life possible.
- Great Victoria Underground life to be extended to extract additional 600,000 tonnes of ore. Extended drilling programme targeting an additional 1.5Mt resource.

ADVANCED MINERALS

- Commissioning for expansions at Greenbushes and Wodgina commenced ahead of schedule. Completion expected ahead of schedule and within budget.
- Greenbushes Underground development on schedule and within budget. Exploration drilling continues to confirm high grade resource.
- Quarterly tantalum production of 411,212 lbs on target.
- Quarterly tantalum sales of 430,464 lbs in line with sales contracts.

EXECUTIVE CHAIRMAN'S COMMENTS

OVERVIEW

A high level of corporate activity continued in the December quarter, with the successful completion of an A$100 million placement to institutional investors and a high participation rate in the shareholder share purchase plan. These initiatives, together with the ongoing balance sheet restructuring, place the Company in an excellent financial position to take advantage of new opportunities as and when they arise.

GOLD

The acquisition and corporate integration of PacMin was completed during the quarter. The integration of the Tarmoola and Carosue Dam operations into the Company's Leonora and Laverton gold regions is progressing.

ADVANCED MINERALS

The expansion programmes at the Greenbushes and Wodgina Mines are within budget and ahead of schedule with commissioning at both operations having started in early December. Despite the disruptions to production by activities associated with the expansions, tantalum production during the quarter was strong and sales were in line with the Company's take or pay contracts for the quarter.

The production commissioning to the first stage expanded tantalum production rate of 2.3 million lbs per annum will continue throughout the March quarter, with full optimisation of the expanded operations to a production capacity of 3.0 million lbs per annum expected to be achieved by December 2002.

The Company continues to anticipate delivering tantalum for the rest of the financial year in accordance with the previously announced sales figure of approximately 2.0 million lbs.

FINANCIALS

Following the PacMin acquisition it was necessary to restructure the two companies' balance sheets, credit lines and gold hedging portfolios. During the quarter, significant progress was made in these areas along with the completion of an A$100 million equity placement. Refinancing of the combined bank debt facilities associated with the PacMin acquisition is substantially complete, with a blend of short and longer term US and Australian dollar debt now in place. Work continues on the combined gold hedge book with the objective of increasing the average realised price.

Further restructuring of the Company's foreign exchange hedge book progressed, with estimated revenues over the next few years now matching foreign exchange commitments. None of the Company's hedging facilities are subject to margin call provisions.

Peter Lalor
17 January 2002

GOLD OVERVIEW

PRODUCTION

Gold production for the December quarter totalled **162,746 fine ounces**, in line with annual production expectations. Gold was produced at an average cash cost of **$366 per ounce** and sold at **$596 per ounce**. This returned a cash margin of **$230 per ounce**.

SONS OF GWALIA EQUITY GOLD PRODUCTION

Operation	Tonnes Milled	Head Grade (g/t)	Production ounces	Cash Cost/oz	Total Cost/oz	YTD Production	YTD Cash Cost/oz	YTD Total Cost/oz
Leonora Region								
Sons of Gwalia Mine			23,939	460	558	63,303	411	519
Gwalia Underground	74,267	4.60						
Forrest	4,009	3.86						
Stockpiles	366,208	1.28						
Tarmoola Mine			51,250	338	433	51,250	338	433
Tarmoola	667,175	1.80						
Celtic	223,926	2.17						
LEONORA REGION	**1,335,585**	**1.88**	**75,189**	**377**	**472**	**114,553**	**379**	**480**
Southern Cross Region								
Marvel Loch Open Pit	329,423	1.99	19,118			28,723		
Yilgarn Star Underground	77,747	5.54	11,807			27,204		
Golden Pig	52,342	7.26	11,344			24,798		
Great Victoria Underground	68,315	3.81	6,652			15,419		
Other sources	65,606	1.33	2,216			4,179		
SOUTHERN CROSS REGION	**593,433**	**2.98**	**51,137**	**404**	**515**	**100,323**	**411**	**518**
Laverton Region								
Carosue Dam Mine	592,298	1.93	36,420	288	389	36,420	288	389
LAVERTON REGION	**592,298**	**1.93**	**36,420**	**288**	**389**	**36,420**	**288**	**389**
TOTAL GOLD PRODUCTION	**2,521,316**	**2.15**	**162,746**	**366**	**467**	**251,296**	**378**	**482**

NOTE:
(a) "Cash operating costs" are defined to include all expenditures directly incurred on mining, crushing and processing operations plus site overheads and ongoing rehabilitation, net of movements in deferred mining expenditures and stockpiles.
(b) "Total costs" include all site related depreciation and amortisation expenses and royalties. Average total costs are weighted by production.

GOLD OVERVIEW

During the quarter the integration of the former PacMin operations at Tarmoola and Carosue Dam into the Leonora and Laverton regions commenced. The Company is conducting a complete review of exploration, development, mining and processing activities in order to develop a long term strategic plan for each region. In addition, the identification and restructuring of activities to realise the financial synergies outlined in the Bidder's Statement has been progressed. Preliminary work has confirmed the annualised consolidated cost savings identified in the bid process can be achieved through rationalisation of corporate costs, integration of regional cost structures and consolidation of consumable supply purchasing contracts. A number of the key elements of these programmes have already been initiated and implemented.

LEONORA REGION

Sons of Gwalia Mine

At the Sons of Gwalia Mine, production for the quarter was **23,939 fine ounces** at a cash cost of **$460 per ounce**.

Production from Gwalia Underground further improved to an annualised rate of 400,000tpa, despite a four week delay caused by a crown pillar failure in the South Gwalia Series mining block. The increase in cash operating costs reported in the quarter reflected direct costs associated with the recovery actions resulting from the crown pillar failure. Since re-establishing mining, both the South Gwalia Series and Main Lode stopes have operated successfully, with grade continuing its long term positive reconciliation to the reserve model. Nevertheless, the Company has revised its expected annualised mining rate to 400,000tpa to reflect the more difficult ground conditions.

Mining of the Ulysses open pit commenced in early January, with ore scheduled for treatment later in the March 2002 quarter.

Treatment of Forrest ore was completed and treatment of Jasper Flat medium grade stockpile continued.

Tarmoola Operations

Gold production for the quarter from the Tarmoola Operation was **51,250 fine ounces** at a cash cost of **$338 per ounce**.

Ore production from the Tarmoola mine was principally from the North 4 North cutback. Mining and treatment of the Celtic satellite pit was completed during the quarter.

A resource development and pit optimisation programme is underway to finalise the North and South pit designs. This is scheduled for completion during the March quarter.

LEONORA REGION – DEVELOPMENT



THUNDERBOX
Thunderbox Shear Zone
WONDER NORTH
TARMOOLA
Leonora
SONS OF GWALIA
25
kilometres
Leonora
Laverton
Kalgoorlie
Southern Cross
Perth
WESTERN AUSTRALIA
SGW Tenements
Greenstone Belt
Mine
Resource

Gwalia Underground

An infill diamond drilling programme to further delineate production sources within the Main Lode structure below current stoping levels continued during the quarter. A total of 5,178 metres of drilling was completed with a further 5,000 metres planned for the March quarter. Significant results between 315 metres and 375 metre level include:

Hole No.	Interval (m)	Grade (g/t Au)
UGD686A	7.70	3.97
UGD690	2.70	6.49
UGD700	2.55	6.42
UGD720	2.38	10.43

This programme will be extended to delineate possible stoping blocks in the South Gwalia Series beneath existing mining areas over the next two quarters.

Gwalia Deeps

As outlined last quarter, Gwalia Deeps is being assessed as part of the longer term strategy for the Leonora region. Specific optimisation work to assess opportunities to further improve project outcomes, focussed on the comparison of resource parameters to historical data from mining areas in the upper horizons and geotechnical data. This work identified areas for improvement that will be incorporated in the scope for detailed engineering and final feasibility studies.

The study continues to confirm the potential to establish a 150,000 ounces per year operation, with cash costs below A$300 per ounce, for at least 10 years.

LEONORA REGION – EXPLORATION

Following the PacMin acquisition, a review of the combined Sons of Gwalia / PacMin ground position in the region is in progress to identify and rank the best exploration targets and formulate a revised programme and budget.

The ground position around and to the north of the Tarmoola Mine contains significant strike lengths of the region's main mineralised shear zones. In particular, a 50 kilometre strike length of the Thunderbox shear zone has been interpreted from aeromagnetic data, which is largely under cover and only sparsely drilled. This structure will be a focus of future exploration activity in the belt.

SOUTHERN CROSS REGION

In 2001 the purchase of Coeur d'Alene's interest in the Yilgarn Star operation enabled the consolidation and rationalisation of all the Southern Cross operations into a single regional entity. As part of this rationalisation programme, mining administration has now been consolidated into a single structure based at Marvel Loch, the high cost mills at Bullfinch and Yilgarn Star have been closed and the Marvel Loch treatment plant has been upgraded to process 2.6Mtpa. The objective of this regional strategy is to establish a more cost effective infrastructure base, while improving the flexibility for the scheduling of mine sources through a single, low cost processing facility. The targeted outcome for the region is to maintain operations with a sustainable reserve base to support production of 250,000 ounces per year at competitive cash and total operating costs.

Southern Cross Operations

Gold production for the quarter from the Southern Cross Region was **51,137 fine ounces** at a cash cost of **$404 per ounce**, a 2% reduction as compared to the previous quarter.

The commissioning of the upgrade to the Marvel Loch Mill was completed with the targeted throughput rates of 2.6Mtpa being achieved by the end of the quarter. The focus in the March quarter will be on process recoveries and unit costs as the new circuit components are settled into steady state operation.

Production from the Marvel Loch Centre Pit remains on schedule with waste stripping in the South Pit now well ahead of schedule. The higher productivities achieved from the combined open cut have pushed total waste stripping activities ahead of schedule which has enabled a reduction in the size of the mining contractor's fleet for the balance of the year.

At the Great Victoria Underground Gold Mine, work has started on the rehabilitation of the main decline below the 5 level in preparation for extensions to the mine development programme.

Dewatering of the existing Cornishman Pit, in preparation for the resumption of mining in the March quarter, continued on schedule.

SOUTHERN CROSS REGION – DEVELOPMENT


Bullfinch
GOLDEN PIG
Westonia
Southern Cross
CORNISHMAN
MARVEL LOCH
NEVORIA
YILGARN STAR
Parker Range
Hercules
GT VICTORIA
N
25
kilometres
Leonora
Laverton
Kalgoorlie
Southern Cross
Perth
WESTERN AUSTRALIA
SGW Tenements
Greenstone Belt
Mine
Resource
Prospect

Marvel Loch Mine

Following the completion of technical studies into the underground potential of orebodies below the Marvel Loch open cut, the development of an underground mine beneath the North Pit (north end of open cut) has been scheduled to start in the June 2002 quarter. The first stage of full production will be established via a decline at a rate of 150,000 tonnes at +5g/t by the end of calendar 2003. The longer term potential and life of the operation is now subject to scoping studies incorporating resources below the Centre and South zones of the Marvel Loch open pit. During the quarter, drilling continued below the Centre zone. This completed infill drilling to a density of 20 metres by 30 metres. Significant drill intercepts at a depth of between 220 metres and 320 metres include:

Interval (m)	Grade (g/t Au)
7.0	4.48
4.0	4.07
3.0	4.72
6.0	3.96
4.2	6.54
2.2	4.83

The North Pit Underground study will be extended to incorporate the Centre Pit drilling results. The expanded mine scoping study will be completed during the March 2002 quarter.

Golden Pig Mine

Drilling from underground in the northern end of the mine continued to test the high grade extensions of known reserves and resources in the banded iron and shear-hosted orebodies. Significant intercepts between 150 metres and 200 metres below surface include:

Interval (m)	Grade (g/t Au)
9.5	26.80
6.9	8.20
8.3	19.28
6.6	14.24
2.9	10.31

In addition, surface resource drilling continued at the southern end of the mine. Significant intercepts from 25 metres to 50 metres below surface include:

Interval (m)	Grade (g/t Au)
6.0	7.40
3.0	10.00
5.0	5.29
8.0	3.09

A pre-feasibility study into the potential to extend the northern end of the Golden Pig orebody will be completed during the June 2002 quarter.

Cornishman (SGW 51%)

The latest round of resource extension drilling focused on the southern end of the deposit. Results extended the potential open pit by at least 400 metres south of the current pit. The banded iron hosted mineralisation remains open along strike. Significant results from 80 metres to 100 metres below surface include:

Interval (m)	Grade (g/t Au)
5.0	31.68
4.0	23.03
11.0	7.59
12.0	9.63
7.0	10.06
9.0	7.74
8.0	9.02
6.0	4.08
12.0	6.56

The current mine design indicates a total extractable resource in the order of 750,000 tonnes at around 3.5g/t, with potential to extend this resource based on the recently recorded intersections noted above. Pit optimisation studies have been completed with waste stripping due to start in the March 2002 quarter. Approximately 400,000 tonnes of ore at 3.5g/t are expected to be mined in the 2003 financial year.

Great Victoria Gold Mine

Underground resource definition drilling of Lode 1 continued. This involved delineation of the geometry of the massive sulphide orebody to finalise mining designs on the 6 level. Significant results from 200 metres to 285 metres below surface include:

Interval (m)	Grade (g/t Au)
8.0	7.25
4.0	5.00
2.7	10.50
4.0	12.72
4.0	7.89
3.0	5.59

A programme to extend the depth of the mine from the current 5 level to 6 level has commenced targeting the delineation of a resource of in excess of 600,000 tonnes at +2.7g/t. Further resource development drilling to delineate target production blocks beneath 6 level of in excess of 1.5Mt will commence in the June quarter.

Yilgarn Star Gold Mine

Underground resource extension drilling of the Premier and Northern Herringbone lodes commenced from the 15 level. Significant results from 380 metres to 440 metres below surface include:

Interval (m)	Grade (g/t Au)
1.9	20.75
1.0	5.65
1.5	7.43

The Yilgarn Star development strategy will focus on the definition of a resource for a smaller scale, higher grade operation beyond 2002.

SOUTHERN CROSS REGION – EXPLORATION

Hercules Prospect

Drilling to test primary targets beneath the previously reported oxide **Inferred Mineral Resource of 2.6 million tonnes at 2.4g/t gold for 200,000 ounces** was completed during the quarter. Results included 199 metres at 0.34g/t gold from 117 metres and 106 metres at 0.45g/t gold from 206 metres. The results are similar to those previously reported from deep drilling at this prospect. They indicate the existence of a large low grade body of mineralisation, with grades in the range 0.3-0.5g/t gold, beneath the supergene-enriched oxide orebody. There is little remaining potential for high grade zones of significant size in the area tested, which extends to a vertical depth of 350 metres below surface.

The project has been transferred to the Southern Cross Operation for resource development work.

Regional Exploration

Three major regional exploration programmes are in progress. In the **Parker Range Project**, a regionally extensive massive sulphide horizon, which hosts the Great Victoria and Hercules gold deposits, is being systematically explored for similar deposits. Early results are encouraging and further work will continue in 2002.

The Company holds most of the ground over the **Westonia** greenstone belt, 50 kilometres west of Southern Cross. Most of the belt is covered by transported overburden on agricultural land and has not been effectively explored in the past. Systematic wide-spaced drilling in the belt has identified a number of extensive gold-anomalous trends. Infill drilling in these anomalies is in progress to evaluate the potential for economic mineralisation.

In the **Southern Cross Joint Venture**, the Company is earning a 60% interest in tenements from Troy Resources, covering a 35 kilometre strike length of the greenstone belt between Southern Cross and Bullfinch. During the quarter a review of all previous exploration data was completed along with a high resolution aeromagnetic survey. A regional geochemical soil survey will be completed early in 2002. These data sets will be combined to identify new exploration targets, particularly on agricultural land to the west of the main trend of outcrops and historic workings.

LAVERTON REGION

The development of the Laverton regional strategy incorporating Carosue Dam and the Laverton resource prospects is currently progressing. At present a first stage production base of 120,000 ounces has been confirmed utilising resources adjacent to or in close proximity to Carosue on the original PacMin tenements. However, both the production and life of the project can be enhanced by the addition of the Company's resources including Red October, Safari, Deep South and Serengeti.

Technical studies for both Red October and Safari will be completed for review and incorporation into the regional strategy in the March 2002 quarter. These sources, along with further evaluation of other sources available to Carosue, will determine if the medium term production target of 150,000 ounces per year can be achieved at competitive cash and total operating costs.

Carosue Dam Mine

Gold production for the quarter was **36,420 fine ounces** at a cash cost of **$288 per ounce**. The lower cash costs for the quarter were assisted by the inclusion of some non recurring benefits in the order of $40 per ounce.

Ore production for the quarter was principally sourced from the Karari Stage 1 and Stage 2 pit cutbacks. Minor quantities of ore were mined from Luvironza Stage 1. Mining of the Karari Stage 3 cutback continued, and stripping of Luvironza Stage 2 cutback commenced during the quarter.

The process plant operated above design capacity, at an average annualised rate of 2.37Mtpa at or above predicted plant metallurgical performances.

LAVERTON REGION – DEVELOPMENT

Geological interpretation of infill drilling at the Company's 64% owned Twin Peaks and Monty's Dam projects was completed during the quarter. Resource modelling incorporating the infill drilling, geotechnical and hydro-geological assessments will be completed during the March 2002 quarter, with first production from Twin Peaks expected in September 2002 quarter.

LAVERTON REGION – EXPLORATION


Laverton Tectonic Zone
RED OCTOBER
SAFARI
DEEP SOUTH
PORPHYRY
Keith-Kilkenny Tectonic Zone
TWIN PEAKS
MONTY DAM
CAROSUE DAM
N
25
kilometres
Laverton
Leonora
Kalgoorlie
Southern Cross
Perth
WESTERN AUSTRALIA
SGW Tenements
Greenstone Belt
Mine
Resource

Safari Bore Prospect

Exploration work on the previously reported **Inferred Mineral Resource of 3 million tonnes at 2.9g/t gold for 280,000 ounces** has been completed. The project has been transferred to the Carosue Dam Operation for resource development work.

Deep South Prospect

Drilling continued at the Deep South Prospect, five kilometres east of Safari Bore. An interim **Inferred Mineral Resource** estimate, based on drilling to date, has been made **of 0.7 million tonnes at 4.0g/t gold for 90,000 ounces**, within a potential open pit mining shell. The resource has been defined over a strike length of 450 metres to a maximum depth of 135 metres.

Reconnaissance drilling beneath this resource to test potential down-plunge positions indicated from structural analysis and geophysical surveys, returned encouraging results that indicate the potential to increase the size of the resource. Results included:

Interval (m)	Grade (g/t Au)	Depth (m)
12.0	8.37	232
10.0	3.58	192
3.0	13.03	197
3.0	12.71	127
2.0	9.97	140

Regional Ground Position

A review of the combined Sons of Gwalia / PacMin ground position in the region is in progress.

The Carosue Dam / Old Plough Dam area is regarded as being particularly prospective as indicated by the extent of the alteration system that encompasses these deposits within the regional Keith-Kilkenny Tectonic Zone.

ADVANCED MINERALS PRODUCTION

SONS OF GWALIA ADVANCED MINERALS PRODUCTION						
Operation	**Unit**	**13 weeks ending 31.03.01**	**13 weeks ending 30.06.01**	**13 weeks ending 30.09.01**	**13 weeks ending 31.12.01**	**Rolling Annual Result**
Greenbushes Tantalum[b]						
- Produced	Lbs Ta_2O_5	246,088	314,700	243,433	253,667	1,057,888
- Sold		228,990	382,599	200,544	257,750	1,069,883
Wodgina Tantalum[b]						
- Produced	Lbs Ta_2O_5	148,106	233,491	179,702	157,545	718,844
- Sold		158,611	193,332	185,691	172,714	710,348
TOTAL TANTALUM PRODUCED		**394,194**	**548,191**	**423,135**	**411,212**	**1,776,732**
TOTAL TANTALUM SOLD		**387,601**	**575,931**	**386,235**	**430,464**	**1,780,231**
Tin						
- Produced	Tonnes	296	345	266	187	1,094
- Sold		225	234	261	190	910
Lithium / Spodumene						
- Produced	Tonnes	0	13,673	19,829	29,941	63,443
- Sold		12,211	27,082	20,836	35,511	95,640
Kaolin						
- Produced	Tonnes	12,474	0	0	0	12,474
- Sold		120	120	120	113	473
Kemerton Silica Sand[a]						
- Produced	Tonnes	104,702	122,135	126,029	105,971	458,837
- Sold		110,626	165,103	89,818	87,838	453,385
Murray Basin JV[a]						
Rutile Produced	Tonnes	-	5,900	3,443	3,020	12,363
Zircon Produced	Tonnes	-	1,300	847	565	2,712
TOTAL HM PRODUCED			**7,200**	**4,290**	**3,585**	**15,075**

(a) All figures are 100%.
(b) Ta figures include production from various tribute contracts

ADVANCED MINERALS – PRODUCTION

Greenbushes Mine

Greenbushes produced **253,667 lbs** of Ta_2O_5, **187 tonnes** of tin and **29,941 tonnes** of lithium during the quarter.

Despite the disruptions to production by activities associated with the expansions, tantalum production during the quarter was strong through a combination of higher grade ore, continuing improvements in processing rates and a planned drawdown of inventories.

Lithium mineral production increased in response to demand from China for Universal Grade Spodumene.

Wodgina Mine

Wodgina produced **157,545 lbs** of Ta_2O_5 during the quarter, despite some loss of production time due to activities associated with the last stages of construction and commissioning of the tantalum expansion project. Tantalum production was in line contract sales commitments.

Kemerton Silica Sand (70%)

The Kemerton Silica Sand Mine produced **105,971 tonnes** for the quarter. As foreshadowed last quarter, production was constrained by weakening demand from our traditional customer base in Japan and South East Asia.

Murray Basin Mineral Sands Joint Venture (50%)

During the quarter, Wemen produced **3,020 tonnes** of rutile and **565 tonnes** of zircon. A programme to rectify metallurgical bottlenecks at the Mildura Separation Plant, outlined in the September quarterly report and started during that quarter, was completed. Recommissioning is progressing to plan and it is anticipated that the annualised production rate will reach the original design levels of 30,000tpa rutile and 10,000tpa zircon in the June 2002 quarter.

BeMax Resources (19%)

The Company currently holds an equity position in BeMax, a company that is currently progressing feasibility studies on the development of its Gingko resource in the Northern area of the Murray Basin. The Company has been advised work on this study is progressing to plan and should be completed by the end of January 2002

ADVANCED MINERALS – DEVELOPMENT

Greenbushes Mine

The first phase commissioning for the tantalum expansion project involving the start up of all new equipment was completed ahead of schedule and well within budget. Final commissioning and production ramp to full rating has commenced with production rates expected to reach nominal design levels of 1.3 million lbs per annum during the March 2002 quarter.

The development of the underground decline has progressed according to plan. A programme of infill diamond drilling which will continue into the next quarter has commenced. To date the following significant intercepts have been recorded.

Interval (m)	Grade		Downhole Start (m)	Depth Below Surface (m)
	Ta_2O_5 (ppm)	Sn (ppm)		
18.7	427	708	43.6	273
7.5	555	735	110.1	304
6.2	645	858	29.0	260
14.0	628	958	34.6	263
7.0	589	1,710	100.4	294
15.2	792	2,340	121.4	304
13.7	501	1,670	161.6	316
39.4	1,179	2,050	62.8	246
including:				
17.7	1,833	2,910	76.2	
37.5	738	2,070	78.6	260

These results confirm the higher grade nature of the underground resource and support the tonnage and grade forecasts for the operation.

Wodgina Mine

The first phase commissioning for the tantalum expansion project involving start up of all new equipment was completed ahead of schedule and well within budget. Final commissioning and production ramp to full capacity has commenced, with initial design production rates of 1 million lbs per annum expected to be achieved by the end of March 2002 quarter.

ADVANCED MINERALS – EXPLORATION

Murray Basin Exploration Joint Venture (SGW 50%)

Infill resource definition drilling is in progress at the Karra mineral sands deposit in the Prungle project in New South Wales, 80 kilometres east of Mildura. The deposit contains a previously reported **Inferred Mineral Resource of 96.4 million tonnes at 4.8% heavy mineral for 4.6 million tonnes of heavy mineral**. The aim of the infill drilling is to provide sufficient information to enable preliminary economic studies to be undertaken. Results to date confirm the continuity, geometry and grade distribution defined by previous drilling.

Planning and preparation have been completed for an infill drilling programme on the newly discovered and previously reported strandlines at Galileo, Mercury and Titan, 35 kilometres south-west of the Wemen Mine. Drilling will commence in early January and is designed to provide sufficient information for resource estimates.

Tantalum Exploration

A programme of early stage exploration work, involving surface mapping and sampling, is in progress to evaluate the resource potential of the Company's tenement holdings in the Pilbara region of Western Australia and the Bynoe Project, 30 kilometres south of Darwin in the Northern Territory.

FINANCE OVERVIEW

As at 31 December 2001, the Company had:

- cash and cash equivalent on hand of approximately A$126 million;
- US$120 million of private placement notes outstanding with an A$ value of A$236 million; and
- A$ facilities outstanding of $137 million.

Following the PacMin acquisition, the Company has made significant progress in restructuring the two companies' balance sheets, credit lines and gold hedging portfolio, with a blend of short and longer term US$ and A$ debt facilities. These restructuring activities include:

- A$100 million equity placement completed on 12 December 2001;
- the establishment of an additional US$50 million of private note placement maturing 2007-2010 (documentation to be completed by end January 2002), bringing the total US$ denominated private note debt to US$170 million. Proceeds from the US$50 million note issue will be used to repay A$ debt outstanding at 31 December 2001; and
- the establishment of A$ bank facilities of A$90 million (remaining documentation to be completed by end January 2002). These facilities were largely undrawn at 31 December 2001.

The combination of the A$100 million placement, the Share Purchase Plan and the debt facilities places the Company in an excellent financial position.

GOLD HEDGE BOOK

A summary of the hedge position at 31 December 2001 which extends from the current financial year to 2008/09 is as follows:

Sons of Gwalia Gold Hedging Summary

		A$ Contracts	US$ Contracts	Total
Put Options	Oz	2,689,500	-	2,689,500
Convertible Put Options	oz	30,000	-	30,000
Forward Sales	oz	1,812,023	535,733	2,347,756
Average Hedged Price/oz		A$582	US$336	

The Company delivered all gold produced for the December 2001 quarter at an average price of A$596 per ounce. The average spot price for the quarter was A$543 per ounce.

In addition to the hedge book as tabled above, the Company has granted 969,810 ounces in calls and contingent calls. A total of 894,710 ounces are denominated in A$, of which 171,600 ounces will only come into existence should the spot price exceed certain barriers at particular dates in the future. The remaining 75,100 ounces are denominated in US$.

The current mark to market value of the Company's gold hedge and options book is negative $418 million. This calculation was based on a spot gold price of A$541 (US$276.50 gold price and 0.5114 A$/US$ exchange rate).

The hedge book presented in this Quarterly Report represents for the first time, the consolidation of the Company's hedge book with that of PacMin. As previously indicated and disclosed, the combined average realisable gold price is below that of the Company on a stand alone basis, prior to the acquisition. The Company is currently working through a number of restructure initiatives to realise potential value from the combination of the hedge books.

A table of the Company's consolidated gold hedge position is included in this Quarterly Report in accordance with the Australian Gold Council recommended format. Further information on the Company's gold hedging programme is available on the Company's website at www.sog.com.au.

GOLD FOREIGN EXCHANGE

As part of its gold hedging programme, the Company has sold forward US$48 million for delivery between January 2002 and December 2006 at an average rate slightly below A$/US$ 0.64. A further US$7.5 million in US$ sold calls, resulting from the PacMin acquisition, are outstanding. These contracts mature between March 2002 and September 2002 and are struck at 0.70.

US$59 million in contingent US$ call options were also outstanding at 31 December 2001. These contracts have an average strike of 0.71 and mature between June 2002 and May 2005. They will not represent hedging commitments on the Company unless the A$/US$ exchange rate is below certain rates at particular dates in the future.

ADVANCED MINERALS FOREIGN EXCHANGE

As the Company had previously advised, the Company delivered into its foreign exchange contracts during the quarter as they fell due.

During the quarter, the Company also continued to re-structure its foreign exchange hedge book. The combined committed and contingent foreign exchange positions are now expected to match contracted and forecast US$ revenues for each year of the current life of the hedge book. This is based on current contractual commitments and forecast long term US$ revenues.

Taking into account forward exchange contracts and sold US$ call options, the Company's hedging commitments total US$922 million. These contracts are spread over approximately six years covering contracted and forecast US$ revenues over the period. US$663 million is hedged via forward exchange contracts at an average of 0.695 extending to June 2008. US$259 million has been committed via US$ call options sold at an average 0.69 strike, which mature between January 2002 and September 2006.

US$295 million in contingent US$ call options were also outstanding at the end of the quarter. These contracts have an average rate of 0.72, but do not represent hedging commitments for the Company unless the A$/US$ exchange rate is below certain rates at particular dates in the future. These contracts mature between September 2002 and June 2006. Of these contingent calls, US$92 million will cease to exist should the exchange rate be above US 57 cents prior to expiry, with a further US$73 million that knock out if the exchange rate is above US 63-64 cents. An additional US$130 million, due in Year 2004-2005 and 2005-2006, will knock out should the exchange rate be above US 65 cents prior to expiry.

There are no margin calls in relation to any of the Company's hedging arrangements.

GOLD HEDGING SCHEDULE AT 31 DECEMBER 2001

	2001/02	2002/03	2003/04	2004/05	Balance	Total
Forward sales						
A$ denominated	229,700	223,564	195,700	268,800	894,259	1,812,023
ENRP	572	526	617	579	559	566
US$ denominated	12,392	24,000	62,600	109,400	327,341	535,733
ENRP	378	378	368	339	324	336
Put options purchased						
A$ denominated	133,000	434,000	466,000	299,500	1,357,000	2,689,500
ENRP	587	585	595	587	595	592
Convertible puts						
A$ denominated	0	0	0	0	30,000	30,000
ENRP	0	0	0	0	640	640
Calls sold						
A$ denominated	63,250	89,400	110,400	98,160	361,900	723,110
ENRP	525	533	542	565	576	559
US$ denominated	0	75,100	0	0	0	75,100
ENRP	0	324	0	0	0	324
Contingent calls sold						
A$ denominated	0	42,900	42,900	42,900	42,900	171,600
Strike	0	525	525	525	525	525
Trigger	0	540	540	540	540	540
Committed ounces - A$ hedging [1]	292,950	355,864	349,000	409,860	1,329,059	2,736,733
ENRP/Strike A$/oz	562	528	582	570	564	562
Committed ounces - US$ hedging [1]	12,392	99,100	62,600	109,400	327,341	610,833
ENRP/Strike US$/oz	378	337	368	339	324	334
Uncommitted - A$ hedging [2]	133,000	434,000	466,000	299,500	1,357,000	2,689,500
ENRP/Strike A$/oz	587	585	595	587	595	592
Total committed/uncommitted [3]	438,342	888,964	877,600	818,760	3,013,400	6,037,066

ENRP is after allowing for gold lease rates at an average of 1.86 % on 4,479,514 ounces. Of the remaining hedges, 1,081,600 ounces are hedged at fully fixed rates and 475,952 ounces are hedged on an indexed lease rate basis.

260,000 ounces in 2003/04 and 2004/05 are subject to a variable price arrangement under which the price received will vary with the spot price at maturity. Based on the current spot of A$541, the Company would receive a price improvement of A$109 per ounce. The effect of this price improvement is included in the ENRP above.

1. Committed ounces comprise forward sales, variable price forwards, convertible puts and sold call positions.
2. Uncommitted hedging comprises puts.
3. The current mark-to-market value of the gold hedge book is negative A$418 million.
4. The current mark-to-market value of the gold foreign exchange hedge book is negative A$53 million.

INVESTOR INFORMATION

Directors

P K Lalor	Executive Chairman
M Cutifani	Managing Director
C J Lalor	Executive Director
T A Lang	Non-Executive Director
Prof. M R Richmond	Non-Executive Director

Senior Group Management

M H Adams	General Mgr, Gold Division
M D Bale	General Mgr, Advanced Minerals Division
C W Foley	General Mgr, Legal & Commercial
M J Langridge	General Mgr, Projects
J D Lilly	General Mgr, Business Improvement
J Mackie	General Mgr, Human Resources
L Mignacca	General Mgr, Accounting
D A Paull	General Mgr, Business Development
S T Pearce	Chief Financial Officer
M Russell	General Mgr, Technical Services
K P Watkins	General Mgr, Exploration

Issued Capital

The current issued capital of the Company is 164,436,886 shares.

Major Shareholders

Commonwealth Bank of Australia
Teck Cominco Limited
Permanent Trustee Company
Cabot Corporation

ADR Depository

Citibank NA
111 Wall Street
New York NY 10043
USA
Tel: (1 212) 657 7321
Fax: (1 212) 759 1649

Shareholder Enquiries

Matters relating to shares held, change of address, tax file number and dividends should be directed to the Share Registry:

Computershare Investor Services Pty Limited
Level 2, Reserve Bank Building
45 St George's Terrace
Perth WA 6000
Tel: (618) 9323 2000
Fax: (618) 9323 2033
Website: www.cshare.com.au

Registered and Principal Office

16 Parliament Place
West Perth WA 6005
Tel: (618) 9263 5555
Fax: (618) 9481 1271
Email: gwalia@sog.com.au
Website: www.sog.com.au

Enquiries concerning this Report may be directed to:

Peter Lalor – Executive Chairman
Mark Cutifani – Managing Director
Chris Lalor – Executive Director, Legal & Commercial
David Paull – General Manager, Business Development
Carmen Kiggins – Manager, Investor Relations

This Report is also available on our website: www.sog.com.au

17.01.02

Unless otherwise noted:

Reference to Ore Reserves and Resources contained in this Report are based on, and accurately reflect, information compiled by Mr Clay Gordon, a full-time employee of the Company, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and has had in excess of five years experience in his field of activity.

The information contained in the report to which this statement is attached that relates to the Wemen Ore Reserves is based on information compiled by Mr Diederik Speijers. The information contained in the report to which this statement is attached that relates to the remaining mineral sands Mineral Resources is based on information compiled by Mr Ian Shackleton. Both are members of The Australasian Institute of Mining and Metallurgy. Mr Speijers is employed by mining consultants McDonald Speijers and Mr Shackleton is a full time employee of Murray Basin Titanium Pty Ltd, of which Sons of Gwalia is a joint venture partner. Both Mssrs Speijers & Shackleton have sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity he is undertaking to qualify as a Competent Personas defined in the 1999 edition of the Australian Code for Reporting of Mineral Resources and Ore Reserves. Both Mr Speijers & Shackleton consent to the inclusion in the report of the matters based on their information in the form and context in which it appears.

Australian Gold Council
Level 16
99 Walker Street
North Sydney NSW 2000
Tel: (612) 9923 2446
Fax: (612) 9923 1130
Email: email@australiangold.org.au

MEDIA Release

GWALIA

17 January 2002

QUARTERLY REPORT FOR THREE MONTHS ENDED 31 DECEMBER 2001

ANNUALISED GOLD PRODUCTION +600,000 OUNCES PER ANNUM
STRONG TANTALUM PRODUCTION
FINANCIAL YEAR 2002 TANTALUM SALES ON TARGET FOR 2MLBS
TANTALUM EXPANSIONS AHEAD OF SCHEDULE & WITHIN BUDGET

GOLD DIVISION

Sons of Gwalia now a +600,000 ounces per annum gold producer

Sons of Gwalia Ltd ("the Company") reported that it had successfully completed the acquisition of PacMin Mining Corporation Ltd ("PacMin") and that gold production for the quarter was **162,746 fine ounces**, equivalent to an annualised production rate of +600,000 ounces per annum.

Significant resource development confirms Southern Cross as a long term 250,000 ounces per annum gold producing region

The Company reported that it had approved the development of a 0.75Mt resource at 3.5g/t at Cornishman and that the reported drilling results potentially extended the current **Cornishman** open pit by at least 400 metres to the south. Results from 80 metres to 100 metres below surface included **5m at 31.7g/t, 11m at 7.6g/t and 12m at 9.6g/t**.

At **Great Victoria** underground mine drilling results to 285 metres below surface (**8m at 7.3g/t, 4m at 12.7g/t and 4m at 7.9g/t**) extend the existing resource by in excess of 600,000 tonnes at +2.7g/t. Further drilling beneath 285 metres has the potential to add a further 1.5Mt, thereby further extending the potential life of the operation.

ADVANCED MINERALS

Strong quarterly tantalum production with sales on target for 2 million lbs for FY2002

The Company reported tantalum production and sales of **411,212 lbs** and **430,464 lbs** respectively. The Company said that it remains on schedule to deliver previously announced, contracted sales volumes of approximately 2 million lbs Ta_2O_5 for the 2002 financial year.

Tantalum Expansion Projects ahead of schedule and within budget

At the same time, the Company was pleased to report that the expansion projects at the Greenbushes and Wodgina mines are ahead of schedule and within budget.

Commissioning at both operations started early in December, with nominal design levels of 2.3 million lbs tantalum production per annum expected to be achieved during the March 2002 quarter. Full optimisation of the expanded operations, to a production capacity of 3 million lbs per annum, is expected by December 2002.

SUMMARY AND OUTLOOK

The Executive Chairman, Mr Peter Lalor said: "The successful completion of the PacMin acquisition and the associated gold production and financial synergies has resulted in **Sons of Gwalia increasing annual gold production to in excess of 600,000 ounces per annum, further improving its position as one of Australia's largest gold producers.**"

He also said: "**The Company is also particularly pleased to report that its $100 million tantalum expansion projects are ahead of schedule and that production and sales for the quarter were strong and on track to achieve previously announced, take or pay tantalum sales of approximately 2 millions lbs.**"

For more information please contact:

Peter Lalor, Executive Chairman
Mark Cutifani, Managing Director
David Paull, General Manager – Business Development
Carmen Kiggins, Manager – Investor Relations

Or our home page on www.sog.com.au

Tel: (618) 9263 5555 Fax: (618) 9481 1271